Exhibit 4.5

FORTIS INC.

2020 RESTRICTED SHARE UNIT PLAN
Effective as of January 1, 2020

Amended – January 1, 2022

Schedule A Amended – January 1, 2021

Article 1
Preamble and Definitions

1.1	Title

The Restricted Share Unit Plan herein, as amended or restated from time to time, shall be called the “2020 Restricted Share Unit Plan” and is referred to herein as the “Plan”.

1.2	Purpose of the Plan

The purpose of the Plan is to (a) promote a greater alignment of interests between the senior management of the Corporation and the shareholders of the Corporation, (b) foster the growth and success of the business of the Corporation in accordance with its vision, (c) ensure that management is focused on the Corporation’s primary business objectives and (d) assist the Corporation in attracting and retaining senior management.

1.3	Defined Terms

In the Plan, the following terms have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Administrator” means such administrator as may be appointed by the Corporation and identified to Participants from time to time to assist in the administration of the Plan in accordance with Section 7.1, which administrator may be the Corporation or any of its Subsidiaries acting for the benefit of Participants;

“Affected Participant” means, in connection with a Change of Control pursuant to:

(a)	clause (a) of the definition of Change of Control, each Participant; or

(b)	clause (b) of the definition of Change of Control, each Participant who is an Employee of the affected Subsidiary who ceases to be employed by the Corporation or any of its Subsidiaries immediately following such Change of Control;

“Applicable Exchange Rate” means in connection with any conversion to U.S. Dollars pursuant to Section 4.1(d), 4.2, 4.3, 5.1(a), 5.1(b) or otherwise required pursuant to the Plan, the Exchange Rate as of the Business Day immediately prior to the Grant Date of such Restricted Share Unit or any underlying Restricted Share Unit, as applicable;

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, the Income Tax Act (Canada) and the Corporations Act (Newfoundland and Labrador), as they may be amended, supplemented or replaced from time to time, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and any applicable rules or policies of any stock exchange;

“Blackout Period” means a period when a Participant is prohibited from trading in the Corporation’s securities pursuant to securities regulatory requirements or the Corporation’s written policies then applicable;

“Board” means the Board of Directors of the Corporation;

“Business Day” means any day, other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario or Newfoundland and Labrador;

“Canadian Dollars” means the lawful currency of Canada;

“Change of Control” means:

(a)	with respect to the Corporation, the occurrence of any one or more of the following events:

(i)	the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or combination of persons acting jointly or in concert with each other, of Voting Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Voting Securities;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly owned Subsidiary in the course of a reorganization of the assets of the Corporation and its Subsidiaries;

(iii)	the adoption of a resolution to wind-up, dissolve or liquidate the Corporation;

(iv)	as a result of or in connection with: (A) a contested election of Directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(v)	the Board adopts a resolution to the effect that a change of control of the Corporation has occurred or is imminent; and

(b)	with respect to any Subsidiary, the occurrence of any one or more of the following events:

(i)	the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or combination of persons acting jointly or in concert with each other, other than the Corporation or another Subsidiary (or a combination thereof), of voting securities of such Subsidiary representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding voting securities of such Subsidiary;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of such Subsidiary which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of such Subsidiary on a consolidated basis to any other person or entity, other than a disposition to the Corporation or another Subsidiary (or a combination thereof) in the course of a reorganization of the assets of such Subsidiary;

(iii)	the adoption of a resolution to wind-up, dissolve or liquidate the Subsidiary; or

(iv)	the Committee determines that a change of control with respect to such Subsidiary has occurred or is imminent;

“Committee” means the Human Resources Committee or other committee of Directors designated by the Board from time to time to administer the Plan and consisting of not less than three members of the Board, each of whom qualifies as independent under section 1.4 of National Instrument 52-110 – Audit Committees and the applicable rules of the NYSE, and where no such committee has been appointed, means the Board; provided, however, without limiting the foregoing, that if the Corporation ceases to qualify as a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two directors, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act;

“Common Share Account” has the meaning ascribed thereto in Section 6.1(a)(i);

“Common Shares” means the common shares of the Corporation;

“Corporation” means Fortis Inc. and any successor corporation whether by arrangement, amalgamation, merger or otherwise;

“Director” means a director of the Corporation;

“Disability” means, with respect to a Participant, the physical or mental illness of the Participant resulting in the Participant’s absence from his or her full-time duties with the Corporation or a Subsidiary, in respect of which the Participant commences receiving, or is eligible to receive, long-term disability benefits under the long-term disability plan of the Corporation or a Subsidiary, as applicable;

“Election Deadline” means, unless otherwise determined by the Committee or provided in the Plan, the date that is 30 days prior to the Vesting Date of a Restricted Share Unit;

“Employee” means an employee of the Corporation or a Subsidiary, and includes an officer of the Corporation or a Subsidiary, but excludes a director of the Corporation or a Subsidiary who is not also an employee of the Corporation or a Subsidiary;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Exchange Rate” means, as of a relevant date, the daily average rate of exchange of the Bank of Canada for converting Canadian Dollars to U.S. Dollars, or if on such date a daily average rate of exchange of the Bank of Canada is not available, the daily average rate of exchange of the Bank of Canada on the immediately preceding day on which such exchange rate is available;

“Executive Compensation Policy” means, as applicable, the executive compensation policy of the Corporation in effect from time to time and any similar policy or practice of the Corporation or any Subsidiary in effect from time to time, but only to the extent such policy or practice applies to a Participant;

“Expiry Date” means the date designated by the Committee on which a Restricted Share Unit will be terminated and cancelled in accordance with the Plan or, if no such date is specified in the applicable Grant Agreement, December 31 of the third calendar year following the calendar year that includes the Grant Date of such Restricted Share Unit;

“Good Reason” means the occurrence, after a Change of Control, of any of the following events without the Affected Participant's written consent:

(a)	a reduction in the base salary of the Affected Participant other than a general reduction that affects all similarly situated executives in substantially the same proportions;

(b)	a reduction in the Affected Participant’s target short term incentive or long term incentive opportunity, other than a general reduction that affects all similarly situated executives in substantially the same manner;

(c)	any failure by the Corporation or the Subsidiary, as applicable, to comply with any material terms of the Affected Participant's employment as in effect immediately prior to such Change of Control, other than an inadvertent failure not occurring in bad faith and which is remedied by the Corporation or such Subsidiary promptly after receipt of written notice thereof given by the Affected Participant;

(d)	any material adverse change in the Affected Participant’s duties, responsibilities, authority, title, status or reporting structure as in effect immediately prior to the Change of Control;

(e)	the discontinuation or amendment of any equity incentive plan, short term incentive plan, employee benefit plan or other material fringe benefit or perquisite, if such discontinuation or amendment results in less favourable treatment of the Affected Participant, in the aggregate (unless minor or insignificant), taking into consideration any related amendment or replacement plan, benefit or perquisite, as applicable; or

(f)	the Corporation or the Subsidiary, as applicable, requiring the Affected Participant to be based at any office or location other than (i) within 50 kilometres of the Affected Participant's office or location immediately prior to the Change of Control or (ii) at any other office or location previously agreed to in writing by the Affected Participant;

“Grant Agreement” means an agreement between the Corporation and a Participant evidencing the grant of Restricted Share Units to such Participant, which shall be substantially in the form of Schedule A;

“Grant Date” means the effective date of each grant of Restricted Share Units by the Committee to a Participant, which shall be January 1 of the calendar year of such grant;

“Involuntary Employment Action” as to a Participant means the termination of the Participant’s employment with the Corporation or a Subsidiary, as applicable, (a) by the Corporation or the Subsidiary other than (i) as a result of the death, Disability or Retirement of that Participant or (ii) for Just Cause, or (b) by the Participant for Good Reason;

“Just Cause” means a determination by the Board that any of the following has occurred: (a) wilful and continued failure by the Participant to substantially perform the Participant’s duties to the Corporation or a Subsidiary (other than any such failure resulting from his or her incapacity due to physical or mental illness) after a demand for substantial performance improvement has been delivered in writing to the Participant which specifically identifies the manner in which the Participant has not substantially performed his or her duties; (b) wilful engaging by the Participant in misconduct that is materially injurious to the Corporation or a Subsidiary, monetarily or otherwise; (c) the conviction of the Participant of a criminal offence involving dishonesty; or (d) any other action or omission that would be just cause at law; provided that no act, or failure to act, on the Participant’s part shall be considered “wilful” unless the Board determines that such act or failure to act by the Participant was in bad faith and was not reasonably believed by the Participant to be in the best interests of the Corporation or a Subsidiary, as applicable;

“Market Price” at any date in respect of the Common Shares means: (x) the volume weighted average trading price of the Common Shares determined by dividing the total value of the Common Shares traded on the TSX during the last five Trading Days immediately preceding such date by the total volume of the Common Shares traded on the TSX during such five Trading Days (or, if such Common Shares are not then listed and posted for trading on the TSX, on such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board); or (y) in the event that such Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion, acting in good faith;

“NYSE” means the New York Stock Exchange or any successor thereto;

“Outside Date” has the meaning ascribed thereto in Section 10.5;

“Participant” means any Employee to whom a Restricted Share Unit has been granted in accordance with the terms and conditions of the Plan;

“Payout Amount” means, with respect to each Vested Unit, a cash payment equal to the Market Price of one Common Share on the applicable Pricing Date which, for greater certainty, (x) in the case of a U.S. Taxpayer, will be converted to U.S. Dollars using the Applicable Exchange Rate and (y) for all other Participants, will be denominated in Canadian Dollars;

“Payout Share” means, with respect to each Vested Unit, one Common Share;

“person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization;

“Plan” has the meaning ascribed thereto in Section 1.1;

“Pricing Date” means, for a Restricted Share Unit, the earlier of:

(a)	the Vesting Date for that Restricted Share Unit as determined in accordance with Section 4.1(h); and

(b)	in the case of any Restricted Share Unit deemed to be redeemed by a Participant pursuant to Section 4.2 or 5.3 of the Plan, the applicable date on which such Restricted Share Unit is deemed to be a Vested Unit and redeemed by such Participant, provided that to the extent that any such date occurs during a Blackout Period, such Pricing Date shall be extended to the tenth Business Day following the expiration of such Blackout Period or such other date following the expiry of such Blackout Period as may be determined by the Committee, acting reasonably;

“Restatement” has the meaning ascribed thereto in Section 8.1(a);

“Restricted Share Unit” means a notional unit evidenced by an entry on the books of the Corporation, which represents the right of a Participant, at his or her election, subject to the provisions of the Plan, to receive the Payout Amount or a Payout Share;

“Restricted Share Unit Account” means the account maintained for a Participant on the books of the Corporation into which Restricted Share Units will be credited in accordance with Section 4.1, 4.2 or 4.3 and debited in accordance with Section 4.2 or Article 5;

“Retirement” means the retirement of a Participant from employment with the Corporation or a Subsidiary, subject to any policy, practice or requirement relating to the minimum age and service as of the date of retirement and/or other term of service as may be stipulated by the specific Corporation or Subsidiary at the time of retirement;

“Section 409A” has the meaning ascribed thereto in Section 10.1;

“Securities Act” has the meaning ascribed thereto in Section 6.2;

“Service” means the period of employment of the Participant by the Corporation or any of its Subsidiaries, including service with a Subsidiary which has been acquired, directly or indirectly, by the Corporation;

“Share Ownership Requirements” means the share ownership requirements applicable to certain Participants arising pursuant to any share ownership policy of the Corporation or any similar policy of any Subsidiary in effect from time to time, but only to the extent that such policy applies to such Participant. For greater certainty, any transitional period that applies to a Participant under any share ownership policy of the Corporation or any similar policy of any Subsidiary in effect from time to time shall not be taken into account for purposes of the Plan or any determination required to be made by the Committee in respect of a Participant pursuant to Section 4.1(f);

“Subsidiary” means a person (other than an individual) which is controlled, directly or indirectly, by the Corporation, whether as a result of registered or beneficial ownership of a majority of the voting securities of such person, the right to appoint a majority of the directors of such person, a contractual arrangement or otherwise;

“Termination Date” means, in respect of (a) a Participant other than a U.S. Taxpayer, the effective date of the termination of employment of such Participant by the Corporation or any of its Subsidiaries, as determined by the Corporation or Subsidiary, as applicable, subject to any period of notice of termination under employment standards legislation, employment contract or the common law applicable to such Participant, if termination of employment has not been by reason of Just Cause or voluntary resignation, and (b) a U.S. Taxpayer, the date on which such Participant has been “separated from service” with the Corporation or any of its Subsidiaries as defined under Section 409A;

“Trading Day” means any date on which the TSX is open for the trading of the Common Shares (or, if the Common Shares are not then listed and posted for trading on such exchange, on such other stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board);

“TSX” means the Toronto Stock Exchange or any successor thereto;

“U.S. Dollars” means the lawful currency of the United States of America;

“U.S. Taxpayer” means any Participant who is a citizen or permanent resident of the United States, or is otherwise subject to taxation by the United States on a net basis;

“Vested Unit” means a Restricted Share Unit which has vested in accordance with the terms and conditions of the Plan;

“Vesting Date” means the date on which a Restricted Share Unit vests in accordance with the terms and conditions of the Plan; and

“Voting Securities” means the Common Shares and any other shares entitled to vote for the election of Directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but are convertible into or exercisable or exchangeable for shares which are entitled to vote for the election of Directors including any options or rights to purchase such shares or securities.

1.4	Schedule

The following Schedule is attached to and forms part of the Plan:

Schedule A - Form of Grant Agreement

Article 2
Interpretation

2.1	Governing Law

The Plan shall be interpreted and enforced in accordance with the laws of the Province of Newfoundland and Labrador and the federal laws in Canada applicable therein. The participation of a Participant in the Plan shall be construed as acceptance of the terms and conditions of the Plan by such Participant and as the Participant’s agreement to be bound thereby.

2.2	Severability

If any provision of the Plan is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of the Plan shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to the Corporation, any of its Subsidiaries, or any Participant.

2.3	References

The division of the Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the Plan. Words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

2.4	Fractional Restricted Share Units

Subject to Section 5.1(b), fractional Restricted Share Units are permitted under the Plan.

Article 3
Establishment of the Plan

3.1	Establishment

The Corporation is establishing the Plan for Participants effective as at January 1, 2020.

3.2	No Additional Rights

Nothing herein contained shall be deemed to give any person the right to be retained as an Employee or to otherwise be retained in the service of the Corporation or a Subsidiary. Restricted Share Units are not Common Shares and will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, the right to receive dividends or rights on liquidation, dissolution or winding-up of the Corporation.

Article 4
Restricted Share Unit Grants

4.1	Grant of Restricted Share Units

(a)            The Committee may at any time and from time to time grant Restricted Share Units in accordance with the Executive Compensation Policy, and pursuant to a Grant Agreement entered into in accordance with the terms hereof, to persons designated to be Participants hereunder. Grants of Restricted Share Units and the terms thereof shall be recorded in a register to be maintained by the Corporation, which register may be amended, supplemented or replaced from time to time.

(b)            Each Restricted Share Unit shall be granted to a Participant as a bonus in respect of services rendered by such Participant and shall be issued in the same calendar year that such services are rendered.

(c)            The aggregate dollar amount of the Restricted Share Units granted to a Participant on the Grant Date shall be determined by the Committee, having regard to the recommendation of the board of directors of the Subsidiary employer of the Participant, to the extent applicable, in accordance with the Executive Compensation Policy. For greater certainty, the aggregate dollar amount of the Restricted Share Units granted to a Participant on the Grant Date (x) in the case of a U.S. Taxpayer, will be denominated in U.S. Dollars and (y) for all other Participants, will be denominated in Canadian Dollars.

(d)            The number of Restricted Share Units to be granted to a Participant on the Grant Date shall be determined by dividing (i) the aggregate dollar amount of the Restricted Share Units granted to such Participant as determined by the Committee in accordance with Section 4.1(c) by (ii) the Market Price of the Common Shares on the Grant Date or, to the extent that the Grant Date occurs during a Blackout Period, the tenth Business Day following the expiration of such Blackout Period. To the extent that the aggregate dollar value in (i) is denominated in U.S. Dollars, the calculation to be performed pursuant to this Section 4.1(d) shall be performed following the conversion of the aggregate dollar amount referenced in clause (i) to Canadian Dollars using the Applicable Exchange Rate.

(e)            The Committee may determine from time to time that special circumstances exist that would reasonably justify the grant of Restricted Share Units to a Participant as compensation in addition to any annual grant of Restricted Share Units which the Participant may otherwise receive in accordance with this Section 4.1. Upon making such a determination, the Committee may grant Restricted Share Units to such a Participant provided that the Restricted Share Units comply in all other respects with the terms and conditions of the Plan. Except as provided for in this Section 4.1(e) and Sections 4.2 and 4.3, no further Restricted Share Units shall be granted under the Plan other than by way of annual grant by the Committee.

(f)            Subject to the provisions of this Section 4.1(f), Section 4.1(i) and Section 6.2, each Restricted Share Unit which becomes a Vested Unit pursuant to the provisions of the Plan shall give the Participant the right to receive either the Payout Amount or a Payout Share. Except as provided in Section 4.2 and Section 6.2, a Participant who does not satisfy his or her Share Ownership Requirements on the Election Deadline, as determined by the Committee, shall receive a Payout Share in respect of 50% of all of the Vested Units covered by the relevant Grant Agreement (including, for greater certainty, all Restricted Share Units credited on such underlying Restricted Share Units pursuant to Section 4.3) and shall not be entitled to elect to receive the Payout Amount in respect of such Vested Units (but shall be entitled to elect to receive the Payout Amount or Payout Shares in respect of the other 50% of such Vested Units). A Participant who satisfies his or her Share Ownership Requirements on the Election Deadline for a Restricted Share Unit shall have the right to elect to receive the Payout Amount or, subject to the provisions of Section 6.2, a Payout Share in respect of all Vested Units covered by the relevant Grant Agreement (including, for greater certainty, all Restricted Share Units credited on such underlying Restricted Share Units pursuant to Section 4.3). The election to receive the Payout Amount or Payout Shares shall be made by the Participant in writing to the Administrator on or before the Election Deadline for the applicable Restricted Share Units. For each Participant who is entitled to elect to receive the Payout Amount or a Payout Share for Vested Units, if no election is provided by the Participant in accordance with this Section 4.1(f), the Participant will be deemed to have elected to receive the Payout Amount upon the vesting of his or her Restricted Share Units. Any election to receive Payout Shares by a Participant pursuant to this Section 4.1(f) may be made in respect of 100% of the Vested Units covered by the relevant Grant Agreement (including, for greater certainty, all Restricted Share Units credited on such underlying Restricted Share Units pursuant to Section 4.3) or, if made in respect of less than all such Vested Units, must be made in respect of 50% of such Vested Units. The election or deemed election by a Participant to receive the Payout Amount and/or Payout Shares for Vested Units covered by a Grant Agreement is not subject to change, revision or amendment by the Participant following the applicable Election Deadline.

(g)            Notwithstanding any other provision of the Plan or a Grant Agreement, Restricted Share Units granted under the Plan, if not redeemed or previously terminated and forfeited in accordance with the Plan, shall terminate on and be of no further force and effect after the Expiry Date.

(h)            The Committee shall designate, at the time of grant of Restricted Share Units, the date or dates on which all or a portion of the Restricted Share Units shall become Vested Units, subject to any terms or conditions determined under Section 4.1(i). Unless otherwise determined by the Committee to be earlier, and subject to Sections 4.2, 4.3, 5.2 and 5.3, the Vesting Date shall be the third anniversary of the Grant Date in respect of any grant of Restricted Share Units. The Committee may, subsequent to the Grant Date, but prior to the Vesting Date designated at the time of grant, designate an earlier date for vesting of all or any portion of Restricted Share Units then outstanding and granted to a Participant under the Plan, in which event such unvested Restricted Share Units shall be deemed to be Vested Units on such earlier date.

(i)            Subject to the terms and conditions of the Plan, the Committee may determine the terms and conditions of any Restricted Share Units in addition to those set forth herein at the time of grant or from time to time following the Grant Date, including any additional conditions with respect to the vesting of Restricted Share Units, which do not conflict with the Plan. The Committee may, subsequent to the Grant Date, waive any such term or condition or determine that it has been satisfied. The Committee may at any time, including in the circumstances described in Section 6.2 or as otherwise required pursuant to Applicable Law, revoke or limit the right of a Participant to elect to receive Payout Shares in respect of Vested Units. If the Committee accelerates the Vesting Date of Restricted Share Units it shall provide at least 10 days prior written notice of such accelerated Vesting Date and any applicable Election Deadline to all affected Participants in order to permit such Participants to elect to receive the Payout Amount or Payout Shares on or before such Vesting Date in accordance with Section 4.1(f).

(j)            No certificates shall be issued with respect to Restricted Share Units.

(k)            All Restricted Share Units granted hereunder shall be evidenced by a Grant Agreement between the Corporation and the Participant substantially in the form of Schedule A hereto.

4.2	Adjustments, Reorganizations and Change of Control

(a)            In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, arrangement, amalgamation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to the shareholders, or any other change affecting the Common Shares, such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change shall be made with respect to the number of Restricted Share Units outstanding under the Plan. In the event the Corporation is not the surviving entity in a merger, consolidation, arrangement, amalgamation or other similar transaction with another entity or in the event of a liquidation or reorganization of the Corporation, and in the absence of any surviving entity’s assumption of the Plan and the outstanding Restricted Share Units, the Committee may in its discretion and subject to Section 4.2(b), provide for appropriate settlements of Restricted Share Units.

(b)            In the event of a Change of Control, the Committee may in its discretion provide for appropriate settlements of Restricted Share Units or for the successor or continuing entity to either assume outstanding Restricted Share Units or substitute Restricted Share Units with new awards (such assumed or substituted Restricted Share Units, “Replacement Awards”) on terms determined by the Committee in its sole discretion to be substantially equivalent to the terms of the Restricted Share Units held immediately prior to such Change of Control (“Replaced Units”); provided that any Replacement Awards must: (i) have economic value substantially equivalent to the value of the Replaced Units (determined at the time of the Change of Control); (ii) relate to publicly traded equity securities; (iii) in the case of Affected Participants who are U.S. Taxpayers, comply with the requirements of Section 409A; and (iv) contain other terms and conditions which are, in the aggregate, no less favourable to the Affected Participant than the Replaced Units, including terms and conditions that provide that if there is an Involuntary Employment Action in respect of an Affected Participant within 24 months following the Change of Control, any conditions on the Affected Participant’s rights under, or any restrictions on vesting applicable to, such Replacement Awards held by such Affected Participant shall be waived or shall lapse, as the case may be, and any performance-based restrictions shall be deemed to have been achieved at target level performance. The determination of whether the conditions in the preceding sentence have been satisfied will be made by the Committee, as constituted immediately prior to the Change of Control, in its sole discretion.

(c)            Where any Restricted Share Units are settled and not assumed or substituted with Replacement Awards pursuant to Section 4.2(b), such Restricted Share Units shall become Vested Units and shall be redeemed on the effective date of the consummation of the transaction(s) resulting in the Change of Control. For purposes of determining the Payout Amount, the Market Price of such Restricted Share Units shall be calculated as of the date that is immediately prior to the date of the Change of Control (in the case of a U.S. Taxpayer, in each case converted to U.S. Dollars using the Applicable Exchange Rate for each underlying Restricted Share Unit).

(d)            Subject to Section 7.5, unless otherwise determined by the Committee:

(i)	where Restricted Share Units are settled in accordance with Section 4.2(c), the Corporation shall pay the Payout Amount payable in respect of such Restricted Share Units prior to the effective time of the Change of Control, and

(ii)	where Restricted Share Units are settled in connection with an Involuntary Employment Action in respect of a Participant within 24 months following the Change of Control, the Corporation shall pay the Payout Amount payable in respect of such Units no later than 10 Business Days following the effective date of the Involuntary Employment Action, except, in each case, to the extent that later payment is required to comply with Section 409A.

(e)            For greater certainty, the limitation in Section 4.1(f) that a Participant who does not satisfy his or her Share Ownership Requirements on the Election Deadline will receive Payout Shares in respect of 50% of his or her Vested Units does not apply in connection with a Change of Control or an Involuntary Employment Action within 24 months following a Change of Control, and the Affected Participant will receive the Payout Amount in respect of all Vested Units.

4.3	Dividend Equivalents

Each Participant’s Restricted Share Unit Account shall be credited with additional Restricted Share Units equal to the “dividend equivalent” when a cash dividend is paid on the Common Shares. Such “dividend equivalent” shall be equal to a fraction where the numerator is the product of (x) the number of Restricted Share Units in such Participant’s Restricted Share Unit Account on the date that the dividend is paid multiplied by (y) the dividend paid per Common Share and the denominator of which is the Market Price of one Common Share calculated as of the date that the dividend is paid. Any additional Restricted Share Units credited to a Participant’s Restricted Share Unit Account as a “dividend equivalent” shall have a Vesting Date which is the same as the Vesting Date for the Restricted Share Units in respect of which such additional Restricted Share Units are credited.

Article 5
Payment and Participant’s Termination

5.1	Payment

(a)            Subject to the provisions of Sections 4.2, 5.3, 6.2 and 7.5, the Participant shall be entitled to receive, and the Corporation shall pay or deliver or cause a Subsidiary to pay or deliver, as applicable, to the Participant, in accordance with the election (or deemed election) of such Participant relating to such Restricted Share Units pursuant to Section 4.1(f), the Payout Amount or the Payout Share, as applicable, in respect of each Vested Unit: (i) within 30 days of the applicable Pricing Date; or (ii) if a Blackout Period occurs following a Pricing Date and prior to any payment pursuant to this Section 5.1(a)(i), within 30 days of the expiry of such Blackout Period, but in either such case not later than December 31 of the year in which the Vesting Date occurs. Upon the Corporation having paid the Payout Amount or delivered the Payout Share in respect of a Vested Unit, such Vested Unit in the Participant’s Restricted Share Unit Account shall be terminated and cancelled.

(b)            Subject to the provisions of Section 7.5, if a Participant has validly elected to receive or otherwise receives Payout Shares in respect of Restricted Share Units which have become Vested Units, the Corporation shall deliver cash to the Administrator in an amount sufficient and within such time period as is reasonable to permit the Administrator to: (i) purchase such Payout Shares on the TSX or the NYSE or any other exchange on which the Common Shares are then listed and posted for trading; and (ii) deliver Payout Shares to Participants equivalent in number to the number of such Vested Units, within the time period required pursuant to Section 5.1(a). No fractional Common Shares may be paid to a Participant under the Plan. In the event that a Participant holds a fractional Vested Unit, the Participant shall be entitled to receive, on delivery of its Payout Shares, a cash payment in respect of such fractional Vested Unit equal to such fraction multiplied by the Market Price of one Common Share on the applicable Pricing Date (in the case of a U.S. Taxpayer, converted to U.S. Dollars using the Applicable Exchange Rate for the underlying Restricted Share Units).

5.2	Termination for Just Cause or by Voluntary Resignation

Notwithstanding anything else contained herein, if a Participant has ceased to be an Employee by virtue of being terminated for Just Cause or voluntary resignation other than for Good Reason, all unvested Restricted Share Units in such Participant’s Restricted Share Unit Account shall be cancelled and the number of unvested Restricted Share Units in such account shall be deemed to be zero as of the Termination Date. Following the Termination Date, such Participant shall have no rights with respect to such cancelled Restricted Share Units or to any further benefits under the Plan, save and except for any Payout Amount or Payout Shares due and payable in respect of Vested Units for which the Vesting Date occurred prior to the Termination Date and any Common Shares in such Participant’s Common Share Account.

5.3	Death, Disability or Retirement of a Participant

If a Participant ceases to be an Employee as a result of death, Disability or Retirement:

(a)	notwithstanding Section 4.1(h), but subject to Section 5.3(b), all of the Restricted Share Units of a Participant shall become Vested Units and shall be redeemed on the date of the death or Retirement of the Participant or on the date on which the Participant’s employment is terminated as a result of the Disability of the Participant;

(b)	the amount payable in respect of such Restricted Share Units:

(i)	where the Participant has been in Service for less than 15 years, and in the case of Retirement, has provided the Corporation and/or any of its Subsidiaries, as applicable, with at least 90 days’ prior written notice of such Retirement, shall be prorated to reflect the actual period between the Grant Date and the date the Participant ceased to be employed as a result of death, Disability or Retirement, as the case may be; and

(ii)	where the Participant has been in Service for 15 years or more, and in the case of Retirement, has provided the Corporation and/or any of its Subsidiaries, as applicable, with at least 90 days’ prior written notice of such Retirement, shall be determined as if the Participant continued to be an Employee on the Vesting Date of each Restricted Share Unit in such Participant’s Restricted Share Unit Account, subject to the discretion of the Committee to determine that special circumstances exist that reasonably justify an adjustment to the amount which would otherwise be paid to a Participant pursuant to this Section 5.3(b); and

(c)	in the case of the death of a Participant, the Participant’s designated beneficiary or estate will be entitled to receive payment, if any, in respect of the Restricted Share Units of the Participant in accordance with paragraph (b) above.

For greater certainty, a Participant who ceases to be employed as a result of death, Disability or Retirement will receive the Payout Amount in respect of all Vested Units, as adjusted to the extent required in accordance with Section 5.3(b)(i), unless the Administrator has received from the Participant a valid election to receive Payout Shares prior to the date of termination of Service. If a Participant retires pursuant to Section 5.3(b)(i) and validly elects to receive Payout Shares, the number of Payout Shares to be delivered to such Participant shall be equal to the aggregate Payout Amount in respect of such Participant’s Vested Units determined pursuant to Section 5.3(b)(i) divided by the Market Price of one Common Share calculated as of the date of termination.

5.4	Involuntary Termination

If a Participant ceases to be an Employee as a result of involuntary termination other than (a) death, Disability or Retirement, (b) as a result of termination for Just Cause or voluntary resignation, or (c) any circumstance that gives rise to the settlement of awards in accordance with Section 4.2(d):

(a)	if the Vesting Date of a Restricted Share Unit occurs after the Termination Date such Restricted Share Unit shall be terminated and cancelled and deemed to have zero value as of the effective date of termination; and

(b)	if the Vesting Date of a Restricted Share Unit occurs on or prior to the Termination Date, such Restricted Share Unit shall remain outstanding until paid and cancelled in accordance with Section 5.1.

Article 6
Settlement in Common Shares

6.1	Delivery of Payout Shares

(a)            In connection with the delivery of Payout Shares:

(i)	any Common Shares purchased by the Administrator on a Participant’s behalf shall be allocated by the Administrator to the Participant’s account with the Administrator or a financial intermediary approved by the Administrator (the “Common Share Account”). The Participant shall receive an electronic and/or written notification following each allocation of Payout Shares to the Participant’s Common Share Account in accordance with the customary reporting practices of the Administrator; or

(ii)	to the extent that the Corporation or any of its Subsidiaries acts as Administrator, the Participant will be required to open an account with a financial intermediary approved by the Corporation, into which the Corporation shall credit any Payout Shares payable to the Participant by book entry, direct registration advice or other electronic evidence of share ownership utilized by such financial intermediary. If the Participant receives Payout Shares from the Corporation pursuant to this Section 6.1(a)(ii), the Participant shall also receive an electronic or written notification from the Corporation of the number of Payout Shares deposited by the Corporation with such Participant’s financial intermediary.

(b)            Any evidence of share ownership delivered by the Administrator pursuant to the Plan shall be delivered to the Participant at the address of the Participant on record with the Corporation or its Subsidiary, as applicable.

6.2	Compliance with U.S. Securities Law

Notwithstanding any provision of the Plan to the contrary, the delivery of Payout Shares pursuant to the Plan will be subject to compliance with all Applicable Laws with respect to such securities and with the requirements of any stock exchange or marketplace upon which the Common Shares may then be listed. Without limiting the foregoing, no Participant shall be entitled to elect to receive (or receive) Payout Shares, and no Payout Shares shall be delivered, under the Plan unless (a) a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), has, at the time of delivery, been filed with the U.S. Securities and Exchange Commission and is effective with respect to the Payout Shares delivered under the Plan or (b) in the absence of an effective registration statement under the Securities Act, Payout Shares may be delivered to a Participant under the Plan in the sole discretion of the Corporation, if in the opinion of legal counsel to the Corporation, (i) the Payout Shares to be delivered under the Plan may be delivered to such Participant in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and (ii) such Participant is eligible to receive such Payout Shares pursuant to the applicable exemption. A PARTICIPANT IS CAUTIONED THAT DELIVERY OF PAYOUT SHARES UPON THE VESTING OF RESTRICTED SHARE UNITS GRANTED PURSUANT TO THE PLAN MAY NOT OCCUR UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. The inability of the Corporation to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Corporation’s legal counsel to be necessary for the lawful delivery of Payout Shares will relieve the Corporation of any liability in respect of the failure to deliver such Payout Shares as to which such requisite authority has not been obtained. As a condition to any delivery of Payout Shares, the Corporation may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any Applicable Law (including any applicable exemption from the registration requirements of the Securities Act) and to make any representation or warranty with respect to such compliance as may be requested by the Corporation. In addition, in the sole discretion of the Corporation, in the event that any Payout Shares will be delivered under the Plan to any Participant pursuant to an exemption from the registration requirements of the Securities Act, the Corporation shall be entitled to place such legends or similar restrictions on such Payout Shares as may be required to identify such Payout Shares as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, if in the opinion of legal counsel to the Corporation such action is required under Applicable Law to comply with such exemption from registration. From time to time, the Board, the Committee and appropriate officers of the Corporation are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to permit or facilitate the delivery of Common Shares pursuant to the Plan.

Article 7
Administration

7.1	Administration

The Plan shall be administered by the Committee. Among other things, the Committee shall have full and complete authority to: (a) interpret the Plan; (b) establish, amend and rescind any rules and regulations relating to the Plan; (c) make any other determinations that it deems necessary or desirable for the administration of the Plan, including any determination required to comply with Section 409A; and (d) subject to the terms of the Plan, delegate to Employees or to third parties, including the Administrator, the whole or any part of the administration of the Plan and determine the scope and terms and conditions of such delegation, including the authority to prescribe rules and regulations under the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decisions of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned and their beneficiaries, legal representatives and successors, as applicable, and the shareholders of the Corporation.

7.2	Unfunded Obligation

Unless otherwise determined by the Committee, the Plan will be an unfunded obligation of the Corporation and the Corporation’s obligations hereunder shall constitute general, unsecured obligations, payable solely out of its general assets, and no Participant or other person shall have any right to any specific assets of the Corporation. The Corporation shall not segregate any assets for the purpose of funding its obligations with respect to the Restricted Share Units granted hereunder and shall not be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation under the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property or assets of the Corporation. To the extent any individual holds rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

7.3	Amendment, Suspension and Termination

The Plan may be amended, suspended or terminated at any time by the Board, in whole or in part, except as to rights already accrued by the Participants (unless such Participant consents to any such change in writing). If the Plan is terminated, prior awards shall, at the discretion of the Committee, either (a) become immediately payable in accordance with Section 4.2, 5.1 or 5.3, as applicable, or (b) remain outstanding and in effect in accordance with their applicable terms and conditions.

7.4	Cost of Administration

The Corporation will be responsible for all costs relating to the administration of the Plan.

7.5	Withholding Taxes

If the Corporation or a Subsidiary shall be required to withhold any amounts by reason of any federal, provincial, state or local tax rules or regulations in respect of the payment of a Payout Amount or the delivery of Payout Shares to a Participant, the Corporation or the Subsidiary shall be entitled to deduct and withhold such amounts from the entitlements of Participants in respect of Vested Units, from other income of the Participant or, alternatively, the Corporation or Subsidiary shall require the Participant to provide funds to satisfy such withholding obligation or make other arrangements that are satisfactory to the Corporation or Subsidiary, as the case may be.

Article 8
Clawback

8.1	Clawback of Payout Amounts, Payout Shares and Restricted Share Units

Notwithstanding any other provision of the Plan, in the event of:

(a)	a restatement of financial results of the Corporation or of any Subsidiary employer of a Participant due to material non-compliance with any financial reporting requirement under applicable laws, other than as a result of a change or amendment in accounting principles or applicable laws (a "Restatement"); or

(b)	the determination by the Committee that fraud, gross negligence or intentional misconduct by one or more Participants has occurred, whether or not such conduct gives rise to a Restatement,

the Committee may determine to recoup, require repayment of or cancel any compensation linked to the financial or share performance of the Corporation paid, awarded or granted to any Participant, including any arising pursuant to the Plan, and any profits realized from the sale of Payout Shares by any such Participant, in each case in respect of the 12 month period following the first public issuance or filing of the financial results that are subject of the Restatement, or if there is no Restatement, any event of fraud, gross negligence or intentional misconduct.

Article 9
Assignment

9.1	No Assignment

A Restricted Share Unit is personal to the Participant and is non-assignable. No Restricted Share Unit granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Participant, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, and any attempt to do so will cause such Restricted Share Unit to be null and void. During the lifetime of the Participant, a Restricted Share Unit shall be redeemable only by the Participant and, upon the death of a Participant, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may redeem any Restricted Share Units in accordance with the terms hereof and the Grant Agreement. For greater certainty, the limitations imposed by this Section 9.1 do not apply in any way to Payout Shares which are held in the Common Share Account of or have been delivered to a Participant in the Plan, however held.

9.2	Currency

All payments under the Plan shall be made in Canadian dollars, except payments made to Participants who are U.S. Taxpayers, which will be denominated in U.S. Dollars.

9.3	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

Article 10
Certain Rules Applicable to U.S. TAXPAYERS

10.1	Intent

To the extent applicable to a Participant, it is intended that each Restricted Share Unit granted under the Plan shall be exempt from or comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan is not warranted or guaranteed. Neither the Corporation, its Subsidiaries nor their respective directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant (or any other individual claiming a benefit through the Participant) as a result of the Plan.

10.2	Separation from Service

If the Committee determines in its sole discretion that any Restricted Share Unit granted to a Participant who is at the time of the grant, or subsequently becomes, a U.S. Taxpayer must comply with Section 409A, references in the Plan to a termination or cessation of employment or like terms shall mean, with respect to such U.S. Taxpayer, a “separation from service” as defined under Section 409A.

10.3	Six-Month Delay

Notwithstanding anything in the Plan to the contrary, if at the time of a U.S. Taxpayer’s separation from service, the Committee determines in its sole discretion (a) that such U.S. Taxpayer is considered to be a “specified employee” within the meaning of Section 409A and (b) that any Restricted Share Unit of such U.S. Taxpayer must comply with Section 409A, and such Restriction Share Unit is payable upon the U.S. Taxpayer’s separation from service, such payment shall not commence prior to the first Business Day following the date which is six months after the U.S. Taxpayer’s separation from service (or if earlier than the end of the six month period, the date of the U.S. Taxpayer’s death). For the avoidance of doubt, the provisions of this Section 10.3 shall not apply to (i) any payment that becomes due on a Pricing Date that occurs prior to the U.S. Taxpayer’s separation from service, (ii) any payment that becomes due as a result of the U.S. Taxpayer’s death, and (iii) any payment with respect to a Restricted Share Unit that qualifies for an exception to the requirements of Section 409A.

10.4	Good Reason

Notwithstanding the definition of "Good Reason" in Section 1.3 of the Plan, a U.S. Taxpayer shall not be considered to have terminated his or her employment for Good Reason unless the termination qualifies for the safe harbor provided in Section 1.409A-1(n)(2)(ii) of the Treasury Regulations.

10.5	Impact of Blackout Period

Notwithstanding anything in the Plan to the contrary, if the Committee determines in its sole discretion that any Restricted Share Unit granted to a Participant who is at the time of the grant, or subsequently becomes, a U.S. Taxpayer must comply with Section 409A and if such Restricted Share Unit becomes a Vested Unit on or before December 31 of any year, but due to the continuance of a Blackout Period or otherwise, the U.S. Taxpayer would not otherwise receive the Payout Amount or Payout Share in respect of such Vested Unit pursuant to Section 4.2, 5.1, 5.3, as applicable, before March 15 of the immediately following year (the “Outside Date”), the Corporation shall, irrespective of any election to receive a Payout Share made pursuant to Section 4.1(f), satisfy its obligation in respect of such Vested Unit by paying the Payout Amount in respect of such Vested Unit before the Outside Date. If the Payout Amount is paid to a U.S. Taxpayer pursuant to this Section 10.5, such Payout Amount shall be determined using a Market Price fixed by the Committee, acting reasonably (converted to U.S. Dollars using the Applicable Exchange Rate for the underlying Restricted Share Units).

10.6	Risk of Forfeiture

Notwithstanding anything in the Plan to the contrary, no payment hereunder shall be made to a U.S. Taxpayer pursuant to Section 4.2 or Article 5 in respect of any Restricted Share Unit, including any Payout Amount or Payout Share, unless such U.S. Taxpayer is an Employee on the date that such payment is made to such U.S. Taxpayer, except that in the case of a U.S. Taxpayer whose employment is terminated for any reason (including death or Disability or an Involuntary Employment Action), payment may be made to such U.S. Taxpayer at any time before March 15th of the year immediately following the year in which such termination takes place.

Schedule A

FORM OF GRANT AGREEMENT

This agreement is entered into this _____day of _________________, 20_____, between Fortis Inc. (the “Corporation”) and __________________________________ (the “Participant”) pursuant to the 2020 restricted share unit plan (the “Plan”) adopted by the Corporation as on January 1, 2020, as may be amended, restated, supplemented or otherwise modified from time to time.

Pursuant to and in accordance with the Plan and in consideration of [Cdn.$1.00 / US$1.00] and services rendered by such Participant to the Corporation, the Corporation agrees to grant the following restricted share units (the “Restricted Share Units”) of the Corporation to the Participant:

Number of Restricted Share Units	Grant Date	Election Deadline	Vesting Date

In addition to the terms set out in this agreement, the granting and redemption of the Restricted Share Units are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this agreement, including the termination provisions set forth in Article 5.

This agreement shall be binding upon and enure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representatives of his or her estate and any other person who acquires the Participant’s rights in respect of the Restricted Share Units by testate succession or by the laws of descent and distribution.

By executing this agreement, the Participant confirms and acknowledges that he or she: (a) has been provided with a copy of the Plan and has reviewed the Plan, including the termination provisions set forth in Article 5, prior to executing the agreement; (b) has been given adequate opportunity to review and discuss the agreement and the transactions contemplated hereby with legal counsel or other advisors, (c) has not been induced to enter into this agreement or acquire any Restricted Share Units by expectation of employment or continued employment with the Corporation; (d) fully understands his or her rights and obligations under this agreement and is executing this agreement voluntarily; and (e) is bound by all of the terms and conditions of this agreement and the Plan applicable to the Restricted Share Units.

The Participant acknowledges and agrees that he or she will not be entitled to elect to receive the Payout Amount under the Plan and shall receive a Payout Share for 50% of the Vested Units covered by this agreement where the Participant does not satisfy his or her Share Ownership Requirements on the Election Deadline for the Restricted Share Units covered by this agreement (including any Restricted Share Units credited in respect of such Restricted Share Units pursuant to Section 4.3 of the Plan). In certain other circumstances enumerated in the Plan, the Participant may lose the right to elect to receive Payout Shares. Any election to receive Payout Shares must be made in respect of 50% or 100% of the Restricted Share Units covered by this agreement (including any Restricted Share Units credited in respect of such Restricted Share Units pursuant to Section 4.3 of the Plan).

If no election is provided by an eligible Participant in writing to the Administrator on or before the Election Deadline, the Participant will be deemed to have elected to receive the Payout Amount in respect of each Vested Unit.

Notwithstanding the above, the Participant acknowledges and agrees that there are certain circumstances, as enumerated in the Plan, pursuant to which his or her Restricted Share Units may be cancelled or he or she may not receive a Payout Amount. Among other things, the Participant’s right to a Restricted Share Unit or to receive a Payout Amount may be impacted by a number of factors, including but not limited to, the termination of the Plan by the Corporation, a clawback pursuant to Article 8 of the Plan, a Change of Control, termination or voluntary resignation of the Participant’s employment (including termination for Just Cause and involuntary termination) or death, Disability or Retirement of the Participant. For greater certainty, the Participant confirms and acknowledges that he or she has: (a) reviewed and fully understands the implications of the Plan, including: (i) Article 5 (Payment and Participant’s Termination) of the Plan, as modified by Article 10 in the case of a U.S. Taxpayer; and (ii) Article 8 (Clawback); and (b) been given adequate opportunity to review and discuss such provisions of the Plan with the Corporation, independent legal counsel and any other applicable advisers.

If you are or become a U.S. Taxpayer after the date of this agreement, please contact your local Human Resources Department.

[Remainder of page intentionally left blank.]

FORTIS INC.

by
Name:
Title:

[Participant]